Exhibit 99.13

NEWS RELEASE

ORLA MINING APPOINTS SEAN SPRAGGETT AS GENERAL MANAGER, PANAMA

VANCOUVER, BC – July 2, 2020 - Orla Mining Ltd. (TSX: OLA) (“Orla” or the "Company") is pleased to announce that Sean Spraggett has been appointed as General Manager, Panama, effective July 1, 2020.

“We are excited to have Sean join the Orla team. His extensive experience in-country and across broader Latin America will serve the Company well as we advance our Cerro Quema project in Panama”, stated Jason Simpson, President and Chief Executive Officer of Orla.

Mr. Spraggett has over 25 years of experience in the mining industry and was previously the Country Manager for Stracon mining contractors and supported the development of the Cobre Panama mine. He also led the development and operations of the Constancia mine in Peru for Norsemont Mining prior to its acquisition by Hudbay Minerals. Mr. Spraggett brings mine design, construction, and operations expertise to Orla. He has managed projects and studies at Yanacocha, Cerro Corona, Rio Blanco, Marcobre, La Granja, Cerro Verde, and Toquepala, among others. He holds a B.Sc. degree in Geological Engineering from the University of New Brunswick.

Orla remains focused on advancing its Cerro Quema project this year. Key work programs include updating the Pre-Feasibility Study on the Cerro Quema Oxide Project, continuing exploration on both oxide and sulphide target areas with 4,000 metres of drilling planned in 2020, and completing a maiden mineral resource estimate on the Caballito copper-gold sulphide discovery. The Government of Panama has begun the process of reopening the economy, and Phase 2 of a 6-Phase plan commenced on June 1. Cerro Quema is permitted to gradually ramp up operations after presenting its COVID-19 return-to-work protocols to the Ministries of Health, Commerce, and Work on June 8. The Company continues to pay its workforce and support local communities. The Company is awaiting approval from the Government of Panama for the previously submitted environmental permit and mining concession renewal applications.

About Orla Mining Ltd.

Orla is developing the Camino Rojo Oxide Gold Project, an advanced gold and silver open-pit and heap leach project, located in Zacatecas State, Central Mexico. The project is 100% owned by Orla and covers over 160,000 hectares. The technical report entitled “Feasibility Study, NI 43-101 Technical Report on the Camino Rojo Gold Project — Municipality of Mazapil, Zacatecas, Mexico” dated June 25, 2019 is available on SEDAR under the Company’s profile as well as on Orla’s website at www.orlamining.com. Orla also owns 100% of the Cerro Quema Project located in Panama which includes a near-term gold production scenario and various exploration targets. The Cerro Quema Project is a proposed open pit mine and gold heap leach operation. Please refer to the “Cerro Quema Project - Pre-feasibility Study on the La Pava and Quemita Oxide Gold Deposits” dated August 15, 2014, which is available on SEDAR.

NEWS RELEASE

Forward-looking Statements

This news release contains certain “forward-looking statements” within the meaning of Canadian and United States securities legislation, including, without limitation, statements with respect to the timing of meeting certain conditions with respect to the receipt of required permits and licenses, the timing of commencement of construction and exploration activities, the results of exploration and planned exploration programs, the potential for discovery of additional mineral resources and the Company’s objectives and strategies. Forward-looking statements are statements that are not historical facts which address events, results, outcomes or developments that the Company expects to occur. Forward-looking statements are based on the beliefs, estimates and opinions of the Company’s management on the date the statements are made and they involve a number of risks and uncertainties. Certain material assumptions regarding such forward-looking statements are discussed in this news release, including without limitation, the Company’s activities will be in accordance with the Company’s public statements and stated goals; that there will be no material adverse change affecting the Company or its properties; that all required approvals will be obtained and that there will be no significant disruptions affecting the Company or its properties. Consequently, there can be no assurances that such statements will prove to be accurate and actual results and future events could differ materially from those anticipated in such statements. Forward-looking statements involve significant known and unknown risks and uncertainties, which could cause actual results to differ materially from those anticipated. These risks include, but are not limited to: risks related to uncertainties inherent in the preparation of feasibility studies, drill results and the estimation of mineral reserves and mineral resources; and risks associated with executing the Company’s objectives and strategies, including costs and expenses. Except as required by the securities disclosure laws and regulations applicable to the Company, the Company undertakes no obligation to update these forward-looking statements if management’s beliefs, estimates or opinions, or other factors, should change.

For further information, please contact:

Jason Simpson
President & Chief Executive Officer

Andrew Bradbury

Director, Investor Relations

www.orlamining.com
info@orlamining.com

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